UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	Registration Statement on Form F-3 (No. 333-240253) filed with the SEC on July 31, 2020;

•	Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

•	Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015;

•	Registration Statement on Form F-3 (No. 333-111615) filed with the SEC on December 30, 2003;

•	Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended;

•	Registration Statement on Form S-8 (No. 333-134306) initially filed with the SEC on May 19, 2006, as amended;

•	Registration Statement on Form S-8 (No. 333-104062) filed with the SEC on March 27, 2003; and

•	Registration Statement on Form S-8 (No. 333-102860) filed with the SEC on January 31, 2003.

Sales Agreement Amendment

On October 29, 2021, Tsakos Energy Navigation Limited (the “Company”) entered into an amendment to its at-the-market equity offering sales agreement, dated May 5, 2021, with DNB Markets, Inc. and Virtu Americas LLC, as sales agents (as so amended, the “Amended Sales Agreement”), pursuant to which the Company increased by an additional $100.0 million the aggregate offering price of its common shares, par value $5.00 per share (the “Common Shares”), 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share (the “Series D Preferred Shares”), Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share (the “Series E Preferred Shares”) and Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share (the “Series F Preferred Shares” and together with the Common Shares, the Series D Preferred Shares and the Series E Preferred Shares, the “Shares”) that it may offer and sell thereunder.

The Shares may be issued and sold from time to time through the sales agents pursuant to the Company’s shelf Registration Statement on Form F-3, as amended (No. 333-240253) (the “Registration Statement”). The Company has filed a prospectus supplement, dated October 29, 2021, pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with respect to the Shares. Sales of the Shares, if any, under this prospectus supplement may be made in transactions that are deemed to be “at the market offerings” pursuant to Rule 415 under the Securities Act of 1933, as amended.

The Company will pay the sales agents a commission equal to 2.0% of the gross sales price per share for any Shares sold through the sales agents under the Amended Sales Agreement, and will reimburse the sales agents for up to $75,000 of expenses. We have provided the sales agents with customary indemnification and contribution rights.

Legal Opinion

In connection with the shares described above, the Company received an opinion of its Bermuda counsel, Conyers Dill & Pearman Limited, which is filed as Exhibit 5.1 hereto.

EXHIBIT INDEX

1.1	Amendment No. 1, dated October 29, 2021, to the At-The-Market Equity Offering Sales Agreement, dated May 5, 2021, by and between the Company and DNB Markets, Inc. and Virtu Americas LLC, as sales agents.

5.1	Opinion of Conyers Dill & Pearman Limited

23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 29, 2021

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ George Saroglou
George Saroglou
Chief Operating Officer